CYTEC



CYTEC INDUSTRIES INC.
Five Garret Mountain Plaza                          JAMES M. YOUNG
West Paterson, NJ 07424                             Corporate Counsel
Tel: (973) 357-3100



                                                     May 4, 2005


Ryan Rohn
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washingon, DC  20549-0510

         Re:    Form 8-K Item 4.01 Filed April 22, 2005
                File # 001-12372

Dear Mr. Rohn:

In response to your letter dated April 25, 2005 and in compliance with the response extension granted on April 25, 2005, set forth below are the responses of Cytec Employees' Savings and Profit Sharing Plan (the "Plan") to the inquiries set forth in your letter.

         See Comment 1.        This change has been incorporated into the
                               Form 8-K/A filed on even date herewith.

         See Comment 2.        This change has been incorporated into the
                               Form 8-K/A filed on even date herewith.

Cytec Industries Inc. (the "Company"), on behalf of the Plan, acknowledges that:
(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions, please do not hesitate to contact me.



                                                     Very truly yours,

                                                     /S/ James M. Young